Exhibit 4.9
FORM 51-102F3
MATERIAL CHANGE REPORT
1.	Name and Address of Company:

Precision Drilling Trust (the “Trust”) 4200, 150 — 6th Avenue S.W. Calgary, AB T2P 3Y7

2.	Date of Material Change:

December 11, 2008

3.	News Release:

Press releases disclosing the material change, copies of which are attached hereto as Schedule “A”, were issued on December 11, 2008 and December 18, 2008, respectively, through the facilities of MarketWire and were filed with the applicable securities regulatory authorities via SEDAR on such dates.

4.	Summary of Material Change:

On December 11, 2008, the Trust announced the expected principal terms of the credit facilities (the “Credit Facilities”) with its banking syndicate, consisting of Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank (collectively, the “Banks”), in conjunction with its proposed acquisition (the “Acquisition”) of Grey Wolf, Inc. (“Grey Wolf”). Based on consultation with the Banks, it is currently expected that the costs and fees for the Credit Facilities will be more than originally anticipated. As a consequence, the Trust announced that it: (i) will be pursuing a debt reduction program following completion of the Acquisition; (ii) will be considering its distribution policy and may determine to reduce or suspend monthly distributions following the Acquisition; and (iii) will be re-evaluating its planned capital expenditure program including expansion and upgrade capital expenditures.

On December 18, 2008, the Trust announced that following the closing of the Acquisition, the Trust’s board of trustees anticipates reducing monthly cash distributions by $0.09 per trust unit to $0.04 per trust unit beginning with the distribution declared in January 2009 for payment in February 2009.

5.	Full Description of the Material Change:

On December 11, 2008, the Trust announced the expected principal terms of the Credit Facilities with its banking syndicate. In conjunction with the Acquisition, and as previously disclosed, the Credit Facilities will consist of US$800 million of senior secured term loan facilities and a US$400 million senior unsecured facility which will be used to finance the cash portion of the consideration paid in connection with the Acquisition. The Credit Facilities also include a US$400 million senior secured revolving facility that will be primarily used to finance working capital needs and general corporate purposes of the Trust.

Based on consultation with the Banks, it is currently expected that the costs and fees for the Credit Facilities will be more expensive than originally anticipated. The terms of the financing are expected to include:
•	a blended cash interest rate of approximately 11% per annum before upfront costs, increased from the 8% originally estimated in the pro forma financial information included in the Trust’s and Grey Wolf’s proxy statement/prospectus dated October 28, 2008;

•	additional upfront costs in the form of original issuance discounts and fees of approximately US$76 million which will reduce the proceeds of the financing by a total of approximately US$133 million;

•	limits on distributions based on 20% of the Trust’s operating cash flow before changes in working capital, provided that 50% of operating cash flow generated in excess of certain base case projections will also be permitted to be paid as distributions, subject to an overall cap of 30% of aggregate operating cash flow before changes in working capital;

•	debt covenants that will limit the Trust’s capital expenditures above an agreed base-case, allowing for certain exceptions; and

•	provisions reserved by the Banks to facilitate syndication of the Credit Facilities for a period following closing which may result in further increases in any or a combination of interest rates, original issue discounts or fees, all subject to certain market-based indexing.
As a consequence, the Trust announced that it: (i) will be pursuing a debt reduction program following completion of the Acquisition; (ii) will be considering its distribution policy and may determine to reduce or suspend monthly distributions following the Acquisition; and (iii) will be re-evaluating its planned capital expenditure program including expansion and upgrade capital expenditures.

On December 18, 2008, the Trust announced that following the closing of the Acquisition, the Trust’s board of trustees anticipates reducing monthly cash distributions by $0.09 per trust unit to $0.04 per trust unit beginning with the distribution declared in January 2009 for payment in February 2009.

See the press releases attached hereto as Schedule “A” for a full description of the material change.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Darren Ruhr, Vice President, Corporate Services and Corporate Secretary, at (403) 716-4500.

9.	Date of Report:

December 19, 2008.